SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

FILED BY THE REGISTRANT  ☐    FILED BY A PARTY OTHER THAN THE REGISTRANT  ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to ss. 240.14a-12

CYBERONICS, INC.

(Name of Registrant as Specified In Its Charter)

THE COMMITTEE FOR CONCERNED CYBERONICS, INC. SHAREHOLDERS

METROPOLITAN CAPITAL ADVISORS, INC.

BEDFORD FALLS INVESTORS, L.P.

METROPOLITAN SPV, L.P.

METROPOLITAN SPV GP, L.L.C.

METROPOLITAN CAPITAL ADVISORS, L.P.

METROPOLITAN CAPITAL PARTNERS II, L.P.

KJ ADVISORS, INC.

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

METROPOLITAN CAPITAL PARTNERS III, L.P.

METROPOLITAN CAPITAL III, INC.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

JEFFREY E. SCHWARZ

KAREN FINERMAN

ALFRED J. NOVAK

ARTHUR L. ROSENTHAL

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

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☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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EXPLANATORY NOTE

This Amendment No. 1 to the Definitive Proxy Statement filed on January 4, 2007 (the “Definitive Proxy Statement”) by The Committee For Concerned Cyberonics, Inc. Shareholders (the “Committee”) amends and supplements Schedule I attached to the Definitive Proxy Statement to reflect the following purchases and sales made after the filing of the Definitive Proxy Statement.

This filing does not otherwise amend or supplement any of the information previously disclosed in the Definitive Proxy Statement.

Portfolio Description	Transaction	Trade Date	No. of Shares
Metropolitan Capital Advisors International Ltd.	purchase	1/09/2007	7,000.00

Metropolitan Capital Advisors International Ltd.	purchase	1/10/2007	5,700.00

Separate Accounts	purchase	1/09/2007	3,000.00

Separate Accounts	purchase	1/09/2007	6,200.00

Separate Accounts	purchase	1/09/2007	6,200.00

Separate Accounts	purchase	1/09/2007	10,100.00

Separate Accounts	purchase	1/10/2007	5,800.00

Separate Accounts	sale	1/10/2007	8,300.00

Separate Accounts	purchase	1/10/2007	1,200.00

Separate Accounts	purchase	1/10/2007	10,700.00

Separate Accounts	sale	1/10/2007	13,900.00

As a result of these transactions, the aggregate number of shares of Cyberonics, Inc. (the “Company”) beneficially owned by members of the Committee increased to 1,878,012. However, based on the 25,711,387 shares outstanding as of December 18, 2006 as reported in the Annual Report on Form 10-K filed by the Company on January 5, 2007, the percentage of the Company’s outstanding capital stock beneficially owned by members of the Committee currently represents approximately 7.30% of the outstanding Cyberonics stock as opposed to the 7.33% previously reported in the Definitive Proxy Statement.